NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOLS:  RUS, RUS.PR.C

RUSSEL METALS DECLARES DIVIDEND FOR CLASS II PREFERRED SHARES, SERIES C

TORONTO, CANADA -- July 24, 2003 -- Russel Metals Inc. announced today that it has declared a dividend in the amount of Cdn 46.875 cents per share on its Class II Preferred Shares, Series C, payable on September 15, 2003 to shareholders of record at the close of business on August 6, 2003.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Transfo-Métal, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Elaine G. Hillis
Assistant Secretary
Russel Metals Inc.
(905) 819-7419
Website:  www.russelmetals.com
E-mail:     info@russelmetals.com